UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31397

AmREIT
(Exact name of registrant as specified in its charter)

8 Greenway Plaza, Suite 1000, Houston, Texas 77046 (713) 850-1400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, $0.01 par value Class C Common Shares, $0.01 par value Class D Common Shares, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☒	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6

          Pursuant to the requirements of the Securities Exchange Act of 1934 AmREIT has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 24, 2009	By:	/s/ Chad C. Braun
Chad C. Braun Chief Financial Officer